July 14, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Hygo Energy Transition Ltd. Rule 477 Application for Withdrawal Registration Statement on Form F-1 File No. 333-248501

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Hygo Energy Transition Ltd., a Bermuda company (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-248501) (the “Registration Statement”), together with all exhibits thereto.

The Registration Statement has been inactive since the Company’s filing of Amendment No. 2 to the Registration Statement on September 17, 2020 and has not been declared effective by the Commission. No sales of the Company’s securities have been completed pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

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Please direct any questions that you have with respect to the foregoing to David P. Oelman or Brenda K. Lenahan, each of Vinson & Elkins L.L.P., at (713) 758-3708 and (212) 237-0133, respectively.

Very truly yours,

HYGO ENERGY TRANSITION LTD.

By:	/s/ Cameron MacDougall
Name:	Cameron MacDougall
Title:	Chairman, President and Chief Executive Officer

cc:
David P. Oelman, Vinson & Elkins L.L.P.
Brenda K. Lenahan, Vinson & Elkins L.L.P.